               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 2)<F1>

                       Washington Bancorp
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                          937262 10 3
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         July 3, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 10 Pages

CUSIP No. 937262 10 3
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                              8,500*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                              8,500*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                   8,500*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           1.34%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 10 Pages

CUSIP No. 937262 10 3
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                              8,500*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                              8,500*<F2>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                   8,500*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           1.34%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 3 of 10 Pages

          This is Amendment No. 2 to the Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of Washington Bancorp, an Iowa corporation ("Washington").
This Amendment No. 2 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of Washington, as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)".

          Prior to this Amendment No. 2 to the Statement, Mr. and Mrs. Davis filed an Amendment No. 1 to the Statement on January 6, 1997 ("Amendment No. 1"). Mr. and Mrs. Davis' original Statement was filed with the Securities and Exchange Commission ("SEC") on June 26, 1996. Information contained in Amendment No. 1 and the original Statement which comprises a part of this Statement is identified below where applicable.

Item 1.   SECURITY AND ISSUER.

          The information set forth below was disclosed in Item 1 of Mr. Davis' original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of Washington Bancorp, Inc., an Iowa corporation ("Washington") with its principal executive offices located at 102 East Main Street, Washington, Iowa 52353."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 of Mr. Davis' original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
     Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
     (excluding traffic or similar misdemeanors).


                       Page 4 of 10 Pages

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     A. The information set forth in the following paragraph was disclosed in Item 3 of Mr. Davis' original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "Pursuant to a stock subscription for Common Stock of Washington, Mr. Davis paid $60,000.00 for an aggregate of 6,000 shares of Common Stock. Additionally, Mr. and Mrs. Davis paid an aggregate of $229,618.75 for an aggregate of 20,700 shares of Common Stock in over-the-counter transactions through standard brokerage accounts maintained by them. Finally, Mr. Davis purchased 18,000 shares of Common Stock in private transactions for a total purchase price of $189,000.00. All shares were purchased with personal funds of Mr. and Mrs. Davis."

     B. The information set forth in the following paragraph was added to the disclosure in Item 3 pursuant to Amendment No. 1, and is restated herein pursuant to Rule 13d-
2(c).

          "Mr. Davis and Mrs. Davis paid an aggregate of $71,980.00 for an aggregate of 6,500 shares of Common Stock owned by them. All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by them. All such shares were purchased with personal funds of Mr. and Mrs. Davis."

    C. The information set forth in Item 3 is hereby supplemented by the following:

         "On May 6, 1997, Mr. and Mrs. Davis paid an aggregate of $28,250 for an aggregate of 2,000 shares of Common Stock owned by them. All shares where purchased in an over-the-counter transaction through a standard brokerage account maintained by them. ODDFOOTER:


All such shares where purchased with personal funds of Mr. and Mrs. Davis."


                       Page 5 of 10 Pages

Item 4.   PURPOSE OF TRANSACTION.

          A. The information set forth in the following paragraph was disclosed in Item 4 pursuant Mr. Davis' original
Statement, and is restated herein pursuant to Rule 13d-2(c).

          "Mr. and Mrs. Davis have acquired the shares of Common Stock for investment and not with the purpose of changing or influencing the control of Washington. Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

          Item 4 of the Statement is hereby supplemented by the addition of the following:

          "The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which the shares were acquired. Mr. and Mrs. Davis may, at any time and from time to time, review or reconsider their position with respect to Washington and may acquire and dispose of additional shares of Common Stock of Washington for investment purposes and/or formulate plans or proposals with respect to any of such matters, but have no present intention to do so."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (e) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

         "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 8,500 shares, representing 1.34 percent of the outstanding shares of Common Stock based on 631,219 shares of Common Stock disclosed by Washington as outstanding on July 7, 1997. All such shares are held in the name of Mr. and Mrs. Davis.

         (b) Subject to the matters referred to in paragraph (a) hereof, Mr. and Mrs. Davis have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 8,500 shares jointly held by them.

                       Page 6 of 10 Pages

          (c) A description of all transactions in the shares of Common Stock which have been effected jointly and/or separately by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) - Not applicable.

         (e) Mr. and Mrs. Davis ceased to be beneficial owners of more than 5% of the Common Stock of Washington on July 3, 1997. Mr. and Mrs. Davis presently own 8,500 shares of Common Stock, which represents 1.34% of the outstanding shares of Common Stock of Washington."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 pursuant to Mr. Davis' original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of Washington."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibit
No. 1 to the Statement was disclosed in Mr. Davis' original
Statement, and is restated herein pursuant to Rule 13d-2(c).

          "1.  Joint Filing Agreement between Jerome H. Davis and
     Susan B. Davis."












                       Page 7 of 10 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    7/7/97        Jerome H. Davis
                    Date            (Signature)

                    7/7/97        Susan B. Davis
                    Date            (Signature)




































                       Page 8 of 10 Pages

                        Schedule A
          Information with Respect to Transactions in the
           Common Stock of Washington Bancorp by
             Jerome H. Davis and Susan B. Davis

Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome Davis:
1. 3/11/96      6,000          $10.00           Wash-    *<F3>
                                                ington
                                                Bancorp

Mr. and Mrs.
Davis:

2.  4/29/96     9,000           11.125          OTC      **<F4>

3.  4/29/96     7,000           11.125          OTC      **<F4>

4.  5/22/96     2,500           11.1875         OTC      **<F4>

5.  6/19/96     1,200           10.75           OTC      **<F4>

6.  6/19/96     1,000           10.75           OTC      **<F4>


__________________________________

<F3>
* Purchased directly from Washington Bancorp in an initial public offering pursuant to a stock subscription.

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. Davis or Mr. and Mrs. Davis.




                       Page 9 of 10 Pages

           Additional Transactions on Schedule A
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis:

7.  6/19/96      6,000         $10.50           PT       ***<F5>

8.  6/19/96      6,000          10.50           PT       ***<F5>

9.  6/19/96      6,000          10.50           PT       ***<F5>

Mr. and Mrs. Davis:

10.  8/2/96      4,500          10.69           OTC      **<F4>

11.  9/25/96     1,000          11.00           OTC      **<F4>

12.  1/2/97      1,000          12.875          OTC      **<F4>

13.  5/6/97      2,000          14.125          OTC      **<F4>

14.  7/3/97     (20,700)        16.625          OTC      **<F4>

Jerome H. Davis:

15.  7/3/97     (24,000)        16.625          OTC      **<F4>
_________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. Davis or Mr. and Mrs. Davis.

<F5>
*** Purchased directly from a shareholder of Washington Bancorp in a private transaction ("PT").

          The transactions listed in Nos. 13-15 of Schedule A have not been previously reported.

                       Page 10 of 10 Pages